Exhibit 99.2

ITW Conference Call

Second Quarter
2007

ITW Agenda

1. Introduction…………………….John Brooklier/David Speer
2. Financial Overview……………… Ron Kropp
3. Manufacturing Segments………. John Brooklier
4. Forecast 2007………………….… Ron Kropp
5. Q & A……………..…..John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash and potential acquisitions for the 2007 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 402-220-0196

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Telephone replay available through midnight of August 2, 2007

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2006 Q2	2007 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	3,579.5	4,159.7	580.2	16.2%
Operating Income	659.8	698.7	38.9	5.9%
% of Revenues	18.4%	16.8%	-1.6%	
Net Income				
Income Amount	465.9	505.6	39.7	8.5%
Income Per Share-Diluted	0.81	0.90	0.09	11.1%
Average Invested Capital	8,994.0	10,253.6	(1,259.6)	-14.0%
Return on Average Invested Capital	20.5%	19.2%	-1.3%	
Free Operating Cash Flow	284.9	442.6	157.7	55.3%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	2.4%	5.2%	0.5%
Nonvolume-related	-	-1.8%	-0.3%
Total	2.4%	3.4%	0.2%
Acquisitions	12.0%	1.7%	-1.7%
Divestitures	-1.3%	-0.8%	0.1%
Translation	3.6%	3.1%	-
Impairment	-	-	-
Restructuring	-	-1.5%	-0.3%
Intercompany/Other	-0.5%	-	0.1%
Total	16.2%	5.9%	-1.6%

ITW
Non Operating & Taxes

	2006 Q2	2007 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Income	659.8	698.7	38.9	5.9%
Interest Expense	(19.0)	(25.6)	(6.6)	
Other Income	25.7	44.1	18.4	
Net Income-P/T	666.5	717.2	50.7	7.6%
Income Taxes	200.6	211.6	(11.0)	
% to Pre Tax Income	30.1%	29.5%	0.6%	
Net Income-AT	465.9	505.6	39.7	8.5%

ITW
Invested Capital

	6/30/06	3/31/07	6/30/07
Trade Receivables	2,374.2	2,681.5	2,882.7
Days Sales Outstanding	59.7	64.2	62.4
Inventories	1,370.0	1,601.7	1,612.4
Months on Hand	1.8	2.0	1.8
Other Current Assets	612.9	646.6	677.7
Accounts Payable & Accruals	(1,880.4)	(2,179.5)	(2,292.1)
Operating Working Capital	2,476.7	2,750.3	2,880.7
% to Revenue(Prior 4 Qtrs.)	19%	19%	19%
Net Plant & Equipment	1,916.0	2,070.5	2,116.8
Investments	907.5	552.2	560.7
Goodwill and Intangibles	3,997.6	5,283.6	5,409.1
Other, net	(111.2)	(541.0)	(575.7)
Invested Capital	9,186.6	10,115.6	10,391.6

ITW
Debt & Equity

	6/30/06	3/31/07	6/30/07
Total Capital			
Short Term Debt	91.7	577.1	528.1
Long Term Debt	960.2	956.3	956.6
Total Debt	1,051.9	1,533.4	1,484.7
Stockholders' Equity	8,593.9	9,156.8	9,388.4
Total Capital	9,645.8	10,690.2	10,873.1
Less:			
Cash	(459.2)	(574.6)	(481.5)
Net Debt & Equity	9,186.6	10,115.6	10,391.6
Debt to Total Capital	11%	14%	14%

ITW
Cash Flow

	2006 Q2	2007 Q2
Net Income	465.9	505.6
Adjust for Non-Cash Items	130.7	98.8
Changes in Operating Assets & Liabilities	(235.0)	(72.8)
Net Cash From Operating Activities	361.6	531.6
Additions to Plant & Equipment	(76.7)	(89.0)
Free Operating Cash Flow	284.9	442.6
Stock Repurchase	-	(300.0)
Acquisitions	(82.5)	(155.3)
Dividends	(93.6)	(116.9)
Proceeds from Divestitures	0.4	58.0
Debt	(139.9)	(86.3)
Proceeds from Investments	6.3	11.8
Other	29.1	53.0
Net Cash Increase (Decrease)	4.7	(93.1)

ITW
Return on Average Invested Capital

	2006 Q2	2007 Q2	F(U) Prior Yr.
Operating Income after Taxes	461.2	492.6	31.4
Operating Margins	12.9%	11.8%	-1.1%
Average Invested Capital	8,994.0	10,253.6	(1,259.6)
Capital Turnover	1.59	1.62	0.03
Return on Average Invested Capital	20.5%	19.2%	-1.3%

Year to Date	2006 Q2	2007 Q2	F(U) Prior Yr.
Operating Income after Taxes	833.8	893.5	59.7
Operating Margins	12.1%	11.3%	-0.8%
Average Invested Capital	8,791.9	10,117.6	(1,325.7)
Capital Turnover	1.56	1.57	0.01
Return on Average Invested Capital	19.0%	17.7%	-1.3%

ITW
Acquisitions

	2006				2007	
	Q1	Q2	Q3	Q4	Q1	Q2
Annual Revenues Acquired	353	154	388	820	399	213
Purchase Price						
Cash Paid	199	82	447	650	269	219
Stock Issued	163	-	-	-	-	-
Total	362	82	447	650	269	219
Number of Acquisitions						
North America						
Engineered Products	2	4	5	4	2	3
Specialty Systems	2	4	4	4	1	1
International						
Engineered Products	4	-	2	11	3	1
Specialty Systems	3	2	2	-	3	5
Total	11	10	13	19	9	10

Key Economic Data

- Stronger fundamentals in Europe
  - EuroZone Purchasing Managers Index: 55.6% in June ’07 vs. 55.4% in March ’07
  - EuroZone industrial production: 2.3% in May ’07 vs. 4.2% in February ’07
  - German industrial production: 4.6% in May ’07 vs. 7.6% in February ’07
- US Industrial Production (ex. Tech.): 0.6% in June ’07 vs. 1.2% in March ’07
- North American June ’07 ISM Index: 56.0% vs. 50.9% in March ’07
- North American June ’07 ISM New Order Index: 60.3% vs. 51.6% in March ’07

ITW
Engineered Products - North America

	2006 Q2	2007 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	1,091.7	1,088.9	(2.8)	-0.3%
Operating Income	209.7	194.5	(15.2)	-7.3%
Operating Margins	19.2%	17.9%	-1.3%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-3.3%	-7.0%	-0.7%
Nonvolume-related	-	-0.6%	-0.1%
Total	-3.3%	-7.6%	-0.8%
Acquisitions	3.5%	1.5%	-0.4%
Divestitures	-0.6%	-0.4%	0.1%
Translation	0.1%	0.1%	-
Impairment	-	-	-
Restructuring	-	-0.9%	-0.2%
Other	-	-	-
Total	-0.3%	-7.3%	-1.3%

Engineered Products - North America
Key Points

- **Total construction base revenues: -5% for Q2 ’07 vs. -10% for Q1 ’07**

- **ITW construction (tools/fasteners/trusses) base revenues: -9% for Q2 ’07 vs. -12% for Q1 ’07**
  - new housing: -19% in Q2 ’07
  - renovation: +6% in Q2 ’07
  - commercial: -3% in Q2 ’07

- **Wilsonart (high pressure laminate): base revenues flat in Q2 ’07**
  - growth in laminate/solid surfacing for commercial applications offset by decline in flooring business

Engineered Products - North America
Key Points

- Auto base revenues: -4% for Q2 ’07 vs. -7% for Q1 ’07
- Detroit 3 build rates: -7% for Q2 ’07 vs. -12% for Q1 ’07
  - GM: -7% for Q2 ’07
  - Ford: -10% for Q2 ’07
  - Chrysler: -2% for Q2 ’07
- New domestic build rates: +9% for Q2 ’07
- Detroit 3 inventories: 76 days at 6-30-07
  - GM: 87 days
  - Ford: 63 days
  - Chrysler: 72 days
- New domestics’ inventories: 53 days at 6-30-07
- Industrial: base revenues -1% for Q2 ’07
  - Key contributors: Industrial Plastics (-11%); Polymers (+2%); Fluid Products (+7%)

ITW
Engineered Products - International

	2006 Q2	2007 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	736.6	976.7	240.1	32.6%
Operating Income	110.5	148.0	37.5	34.0%
Operating Margins	15.0%	15.2%	0.2%	

Engineered Products - International
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	7.2%	19.3%	1.7%
Nonvolume-related	-	-5.5%	-0.8%
Total	7.2%	13.8%	0.9%
Acquisitions	16.1%	9.4%	-0.9%
Divestitures	-	-	-
Translation	9.3%	10.5%	0.1%
Impairment	-	-	-
Restructuring	-	0.3%	0.1%
Other	-	-	-
Total	32.6%	34.0%	0.2%

Engineered Products - International Key Points

- Construction base revenues: +10% in Q2 ’07
  - Europe: +12% (growth in many countries: Germany, France and U.K.)
  - Asia-Pacific: +10% (commercial/retail strength in Australia/New Zealand)
  - Wilsonart Intl.: +5% (strength in Germany)
- Automotive base revenues: +5% in Q2 ’07
  - Builds: +3% in Q2 ’07
  - Key OEM builds: Ford Group: (+9.5%); Fiat: (+6.8%); GM Group (+3.6%); PSA Group (-4.8%); and Renault Group (-5.5%)
- Industrial-based revenues: +4% in Q2 ’07
  - Industrial Plastics: +2%; Fluid Products: +8%; Polymers: +6% ; and Electronics -3%

ITW
Specialty Systems - North America

	2006 Q2	2007 Q2	F(U) Last Year Amount	%
Operating Revenues	1,134.5	1,253.5	119.0	10.5%
Operating Income	232.3	238.3	6.0	2.6%
Operating Margins	20.5%	19.0%	-1.5%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	0.4%	0.8%	0.1%
Nonvolume-related	-	2.0%	0.4%
Total	0.4%	2.8%	0.5%
Acquisitions	11.7%	1.3%	-1.9%
Divestitures	-1.8%	-0.8%	0.2%
Translation	0.2%	0.1%	-
Impairment	-	-	-
Restructuring	-	-0.9%	-0.2%
Other	-	0.1%	-0.1%
Total	10.5%	2.6%	-1.5%

Specialty Systems - North America
Key Points

- **Segment base revenues were up marginally in Q2 ’07 as industrial production rate grew approximately 1.0% in Q2 ’07**
  - **Food Equipment base revenues: 7% growth in Q2 ’07 as service and restaurant/institutional side of business prospers**
  - **Welding base revenues: +3% growth in Q2 ’07 reflects slowdown in industrial end markets and difficult Q2 ’06 comps**
  - **Industrial Packaging: -3% base revenue growth in Q2 ’07 due to weakness in construction-related packaging categories (lumber and brick/block: -24% in Q2 ’07)**

ITW
Specialty Systems - International

	2006 Q2	2007 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	719.6	960.4	240.8	33.5%
Operating Income	107.3	117.9	10.6	9.9%
Operating Margins	14.9%	12.3%	-2.6%	

Specialty Systems - International
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.8%	23.1%	2.0%
Nonvolume-related	-	-8.0%	-1.1%
Total	8.8%	15.1%	0.9%
Acquisitions	19.6%	-4.9%	-2.9%
Divestitures	-2.8%	-2.2%	-
Translation	7.9%	7.9%	0.2%
Impairment	-	-	-
Restructuring	-	-6.1%	-0.9%
Other	-	0.1%	0.1%
Total	33.5%	9.9%	-2.6%

Specialty Systems - International
Key Points

- Strong economic/end market fundamentals serve as backdrop for business units in segment
  - Welding: base revenue +15% in Q2 ’07 due to demand from energy/shipbuilding customers
  - Finishing: base revenues +14% in Q2 ’07 due to strong demand for powder-based products in a number of European and Asian countries
  - Food Equipment: base revenues +9% in Q2 ’07; growth in Europe, Asia and Latin America
  - Signode industrial packaging: +8% in Europe and +5% in Asia/Pacific in Q2 ’07

ITW
2007 Forecast

	Low	High	Mid Point
3rd Quarter			
Base Revenues	3.0%	5.0%	4.0%
Income Per Share-Diluted	$0.85	$0.89	$0.87
% F(U) 2006	9%	14%	12%
Full Year			
Base Revenues	2.1%	4.1%	3.1%
Income Per Share-Diluted	$3.31	$3.41	$3.36
% F(U) 2006	10%	13%	12%

ITW 2007 Forecast
Key Assumptions

- Exchange rates hold at current levels.
- Acquired revenues in the $900 million to $1.2 billion range.
- Share repurchases of $700 million to $900 million for the year.
- Restructuring cost of $35 to $50 million.
- No further impairment of goodwill/intangibles.
- Nonoperating other income of $80 to $90 million, which is lower than 2006 by $20 to $30 million.
- Tax rate of 29.5% for the 3rd quarter and the full year.

ITW Conference Call

Q & A

Second Quarter

2007